Exhibit 99.1

ImmunoPrecise to Report Financial Results and Business Highlights for Fiscal Year 2021

The Company to host an earnings conference call via webcast on July 28, 2021, after the close of market

VICTORIA, British Columbia--(BUSINESS WIRE)--July 15, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ:IPA) (TSX VENTURE:IPA) a leader in full-service, therapeutic antibody discovery and development, today announced the Company will host a conference call to discuss its financial results and business highlights for the full fiscal year 2021, on Wednesday, July 28, 2021, after the close of market. The financial results will be issued in a press release prior to the call. ImmunoPrecise management will host the conference call followed by a question-and-answer period. Investors interested in submitting questions must do so in advance of the call and are encouraged to email questions to the Company’s investor relations representative.

Conference Call:
Date: Wednesday, July 28, 2021
Time: 4:30 p.m. Eastern time
Toll-free dial-in number: 1-877-407-3982
International dial-in number: 1-201-493-6780
Conference ID: 13721505
Webcast: http://public.viavid.com/index.php?id=145721

The conference call will be webcast live and available for replay via a link on the main page of the Company’s Investors section at: https://www.immunoprecise.com/investors.

If you are dialing into the call, please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.
ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Contacts

Investors:
LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com